ETF Opportunities Trust
730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235

August 13, 2026

VIA EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ETF Opportunities Trust: Request for withdrawal of Amendment to Form N-1A Filing (File Nos. 333-234544 and 811-23439)

Ladies and Gentlemen:

This Form AW, Amendment Withdrawal Request, is submitted pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), to withdraw a filing made under Rule 485(a) of the 1933 Act by ETF Opportunities Trust (the “Registrant”). The Registrant hereby requests you withdraw Post-Effective Amendment No. 219 to its Registration Statement filed with the Securities and Exchange Commission on February 3, 2025 (Accession No. 0001213900-25-009523) to the below listed funds (the “Funds”).

Tuttle Capital Agentic AI ETF
Tuttle Capital AI In Healthcare ETF
Tuttle Capital AI Power Generation ETF
Tuttle Capital DeepSeek Global AI Innovation and Disruption ETF
Tuttle Capital Drone Industry AI Powered ETF
Tuttle Capital Quantum Computing AI Powered ETF
Tuttle Capital Quantum Computing AI Powered Covered Call ETF
Tuttle Capital UFO Disclosure AI Powered ETF

This request includes all subsequent Post-Effective Amendments filed pursuant to Rule 485(b)(1)(iii) relating to the Funds.  No securities of the Funds have been sold in connection with the offering.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.
 Very truly yours,

_/s/ Karen M. Shupe_________________________________
Karen M. Shupe,
Treasurer and Principal Executive Officer
4931-6465-7861, v. 1